SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                Amendment No. 10
                                    --------
                             ASM INTERNATIONAL N.V.
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                                (Name of Issuer)

                   Common Stock, par value Euro 0.4 per share
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                         (Title of Class of Securities)

                                    N07045102
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                                 (CUSIP Number)

                        FURSA ALTERNATIVE STRATEGIES LLC
                           444 Merrick Road, 1st Floor
                               Lynbrook, NY 11563
                                  646-205-6200
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  June 14, 2007
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

         CUSIP No. N07045102
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         1        NAME OF REPORTING PERSONS
                  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)
                  Fursa Alternative Strategies LLC
                  I.R.S. No.: 13-4050836
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         2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)[ ](b)[X]
------------- -----------------------------------------------------------------
         3        SEC USE ONLY
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         4        SOURCE OF FUNDS*
                  WC
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         5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEMS 2(d) OR 2(e)              [ ]
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         6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware
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         NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
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         7        SOLE VOTING POWER
                  4,940,883
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         8        SHARED VOTING POWER
                  0
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         9        SOLE DISPOSITIVE POWER
                  4,940,883
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         10       SHARED DISPOSITIVE POWER
                  0
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         11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
                  4,940,883
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         12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                  SHARES (see Instructions)
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         13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  9.2%
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         14       TYPE OF REPORTING PERSON (see Instructions)
                  IA
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                                       2

INTRODUCTION:

         Fursa Alternative Strategies LLC (the "Reporting Person") is filing this Amendment No. 10 to Schedule 13D relating to ASM International N.V. (the "Issuer" or "ASMI") to disclose a letter it has sent to ASMI's Management Board and Supervisory Board, attached hereto as Exhibit 99.1. This letter, among other things, requests clarification as to the process by which the Issuer selected its new CEO, Mr. Chuck del Prado, and the extent to which the Issuer considered the value to shareholders of appointing an outside CEO to restore the Issuer's front-end business. In addition, the letter expresses the Reporting Person's continued dissatisfaction with the Issuer's strategic direction and reiterates the Reporting Person's desire to discuss potential alternatives through which the Issuer can enhance shareholder value.

ITEM 4.  PURPOSE OF TRANSACTION

         The discussion under the heading Introduction above is incorporated herein by reference.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) As of June 11, 2007, the Reporting Person may be deemed to beneficially own on behalf of private affiliated investment funds and separately managed accounts over which it exercises discretionary authority 4,940,883 shares of the Issuer's Common Stock, representing approximately 9.2% of the outstanding Common Stock (based on 53,742,268 shares outstanding as of March 31, 2007, as reported by the Issuer in its Form 6-K filed May 3, 2007 and accounting for the Issuer's repurchase of 178,706 shares of its Common Stock, as reported in its Form 6-K filed on May 30, 2007).

         (c) The table below sets forth transactions in the Issuer's Common Stock that the Reporting Person effected during the past sixty (60) days relating to the Issuer.

-----------------------------------------------------
TRADE DATE   ACTION    QUANTITY    PRICE    CURRENCY*
-----------------------------------------------------
4/25/07      Buy       72,778      17.88    EUR
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4/25/07      Buy       76,769      24.21    USD
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4/25/07      Buy       31,330      17.69    EUR
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4/26/07      Buy       40,000      24.46    USD
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4/26/07      Buy       58,222      17.88    EUR
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4/27/07      Buy       42,222      17.80    EUR
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4/27/07      Buy       33,778      17.80    EUR
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4/27/07      Buy       25,000      24.25    USD
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5/10/07      Buy       33,778      17.82    EUR
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5/10/07      Buy       58,222      17.90    EUR
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____________________________
* As of June 11, 2007, the conversion rate is 1EUR = 1.3311 US Dollars (Source: Wall Street Journal)



ITEM 5.  MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit 99.1 Letter from the Reporting Person to the Issuer

         SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 14, 2007

         Fursa Alternative Strategies LLC,
         a Delaware Limited Liability Company

         By: /s/ William F. Harley, III
         -----------------------------------
         William F. Harley, III
         Chief Investment Officer